

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 5, 2011

via U.S. mail and facsimile

Mr. J. William Pim, Chief Financial Officer
Iowa Renewable Energy, LLC
1701 East 7th Street, P.O. Box 2
Washington, IA 52353

> **RE:** **Iowa Renewable Energy, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**

Dear Mr. Pim:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Terence S. O'Brien
     Accounting Branch Chief